Exhibit A-4

(Unaudited)

Nicor Gas

Consolidating Statement of Operations

For the Year Ended December 31, 2004

(Millions)

	Nicor Gas	Ni-Gas Exploration Inc.	Adjustments and Eliminations	Consolidated
Operating revenues	$2,363.9	$—	$—	$2,363.9

Operating expenses
Cost of gas	1,695.0	—	—	1,695.0
Operating and maintenance	233.6	—	—	233.6
Depreciation	148.8	—	—	148.8
Taxes, other than income taxes	158.5	—	—	158.5
Mercury-related costs (recoveries), net	—	—	—	—
Property sale loss (gain)	—	—	—	—
Litigation charge	—	—	—	—

	2,235.9	—	—	2,235.9

Operating income (loss)	128.0	—	—	128.0

Equity investment income (loss)	(0.1)	—	—	(0.1)
Other income (expense), net	5.3	—	(0.8)	4.5
Interest expense, net of amounts capitalized	38.0	—	(0.8)	37.2

Income (loss) before income taxes	95.2	—	—	95.2
Income taxes	33.1	—	—	33.1

Net Income (loss)	62.1	—	—	62.1

Dividends on preferred stock	0.1	—	—	0.1

Earnings (loss) applicable to common stock	$62.0	$—	$—	$62.0